Reviewed Financial Statements

Entergage, Inc
For The Interim Period of December 13, 2019
(Inception) to December 31, 2019

Prepared by Alexandra Hernandez, CPA



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Entergage, Inc.
Dover, DE

We have reviewed the accompanying financial statements of Entergage, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income and retained earnings and cash flows for the interim period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA, PA
San Antonio, TX
January 29, 2020

PO BOX 593431 San Antonio, TX 75201 | (P) 210-504-8110 | alexahernandez.cpa@gmail.com

Balance Sheet

Entergage, Inc
As at 31 December 2019

	31 Dec 2019
Liabilities and Equity	
Liabilities	
Non-Current Liabilities	
Notes Payable - GarfieldEATS	478
Total Non-Current Liabilities	**478**
Total Liabilities	**478**
Equity	
Current Year Earnings	(478)
Total Equity	**(478)**
Total Liabilities and Equity	**-**

Reviewed - See accompanying notes

Income Statement


Entergage, Inc
13 December 2018 to 31 December 2019


	31 Dec 19
Gross Profit	-
Operating Income / (Loss)	-
Other Income and Expense	
Startup Costs	(478)
Total Other Income and Expense	(478)
Net Income / (Loss) before Tax	(478)
Net Income	(478)
Total Comprehensive Income	(478)

Reviewed - See accompanying notes

Statement of Cash Flows

Entergage, Inc
For the period December 13, 2019 to December 31, 2019

	DEC 13-DEC 31, 2019
Operating Activities	
Payments to suppliers and employees	
Organizational Costs	(478)
Total Payments to suppliers and employees	(478)
Net Cash Flows from Operating Activities	(478)
Financing Activities	
Other cash items from financing activities	
Notes Payable - GarfieldEATS	478
Total Other cash items from financing activities	478
Net Cash Flows from Financing Activities	478
Net Cash Flows	-
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	-
Net change in cash for period	-

Statement of Changes in Shareholders' Equity

Entergage, Inc
For the period December 13, 2018 to December 31, 2019

	DEC 13, 2018-DEC 31, 2019
Equity	
Balance at Inception	-
Current Year Earnings	(478)
Total Equity	**(478)**

Notes to the Financial Statements (Reviewed)
Entergage, Inc.
For The Interim Period of December 13, 2019 (Inception) to December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Entergage, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware.

Nature of Business
The Company was founded on December 13, 2019 for the purpose of operating as a food tech company embracing food robotics and kitchen automation to bring Garfield's favorite food to US fans.

The Company is operated under the trademark of "GarfieldEATS" and it offers Garfield's favorite food (Garfield shaped pizza, lasagna, spaghetti, Garficcino coffee, Garfield Treats, and smoothies) with the quality of farm to plate ingredients. In addition, the company offers a variety of products and services via its app platform.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties
As of the date of this report, the Company has not launched in the United States.

Launching its first restaurant and funding inventory requires significant capital, and based on the current operating plan, the Company expects to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred.

Equity

The Company's board of directors has authorized the issuance of Common stock at a par value of $0.25 per share, with an authorized capitalization of 10,000 shares. Common stock entitles the holder to one vote per share of stock. As of December 31, 2019, the Company had zero shares of Common stock issued and outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the

use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS

The Company has notes payable ("the Notes") to a related party ("GarfieldEATS" a Canadian based company managed by the same owners). The Notes do not accrue interest. The Company uses the funding from the Notes to cover operational costs. As of December 31, 2019 the total amount due to GarfieldEATS is $478.

NOTE F - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to January 29, 2020, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.